SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13D-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13D-1(A) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13D-2(A)



                        Imperial Credit Industries, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    452729106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


             Dennis J. Block, Esq., Cadwalader, Wickersham & Taft,
                       100 Maiden Lane, New York, NY 10038
                                 (212) 504-6000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                December 17, 1998
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 452729106.

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CUSIP NO. 452729106                                            Page 2 of 5 Pages
-------------------                                            -----------------

------- ------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        Imperial Bank
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        95-2247354

------- ------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
        (See Instructions)(a) |_| (b) |_|

------- ------------------------------------------------------------------------
3       SEC USE ONLY

------- ------------------------------------------------------------------------
4       SOURCE OF FUNDS (See Instructions)
        OO

------- ------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)  |_|

------- ------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
        California

--------------------- ------ ---------------------------------------------------
                      7      SOLE VOTING POWER
                             8,941,106

                      ------ ---------------------------------------------------
     NUMBER OF        8      SHARED VOTING POWER
       SHARES                0
    BENEFICIALLY
      OWNED BY
        EACH
     REPORTING        ------ ---------------------------------------------------
       PERSON         9      SOLE DISPOSITIVE POWER
        WITH                 8,941,106

                      ------ ---------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
                             0

------- ------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        8,941,106

------- ------------------------------------------------------------------------
12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (See Instructions) |_|

------- ------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        24.3%

------- ------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)
        BK

-------------------                                            -----------------
CUSIP NO. 452729106                                            Page 3 of 5 Pages
-------------------                                            -----------------

ITEM 1.   SECURITY AND ISSUER.

     This statement relates to shares of common stock, no par value (the "Common Stock") of Imperial Credit Industries, Inc. (the "Issuer"). The Issuer's principal executive office is located at 23550 Hawthorne Boulevard, Building 1, Suite 110, Torrance, California 90505.

ITEM 2.   IDENTITY AND BACKGROUND.

     This statement is being filed by Imperial Bank (the "Reporting Person"), a California banking corporation and wholly owned subsidiary of Imperial Bancorp, a California corporation ("Bancorp"). The Reporting Person is a commercial bank with its principal office at 9920 South La Cienega Boulevard, Inglewood, California 90301.

     During the past five years, none of the executive officers or directors of the Reporting Person or Bancorp, the persons controlling the Reporting Person or Bancorp or the executive officers or directors of any corporation controlling the Reporting Person or Bancorp has, to the knowledge of the Reporting Person, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     During the past five years, none of the executive officers or directors of the Reporting Person or Bancorp, the persons controlling the Reporting Person or Bancorp or the executive officers or directors of any corporation controlling the Reporting Person or Bancorp has, to the knowledge of the Reporting Person, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person obtained the shares of Common Stock as a result of issuance by the Issuer in exchange for assets upon Issuer's initial formation.

ITEM 4    .PURPOSE OF TRANSACTION.

     Due to the Federal Bank Holding Company Act and Federal Deposit Insurance Company regulations, the Reporting Person has determined to initiate a plan of disposition with respect to the Common Stock. In order to maximize value for shareholders of the Issuer, the Reporting Person intends to discuss with other significant shareholders and management of the Issuer the possibility of a sale of all the shares of the Issuer. The Reporting Person also intends to seek out potential third parties that might be interested in acquiring the Issuer or acquiring some or all of the shares owned by the Reporting Person. In addition, the Reporting Person may retain an investment banking firm as its advisor in considering alternatives for maximizing shareholder value.

-------------------                                            -----------------
CUSIP NO. 452729106                                            Page 4 of 5 Pages
-------------------                                            -----------------

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Based on publicly available information, as of November 11, 1998, the Issuer had issued and outstanding 36,840,276 shares of Common Stock. The Reporting Person is the beneficial owner of 8,941,106 shares of Common Stock, or 24.3% of the outstanding Common Stock, of the Issuer.

     (b) The Reporting Person has the sole power to vote, or to direct the vote of, 8,941,106 shares of Common Stock, and shared power to vote, or to direct the vote of, 0 shares of Common Stock; and sole power to dispose of, or to direct the disposition of, 8,941,106 shares of Common Stock and shared power to dispose of, or to direct the disposition of, 0 shares of Common Stock.

     (c) None.

     (d) None.

     (e) N/A.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.

-------------------                                            -----------------
CUSIP NO. 452729106                                            Page 5 of 5 Pages
-------------------                                            -----------------

SIGNATURE.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     December 17, 1998

                                        Imperial Bank

                                        By:  /s/ George L. Graziadio, Jr.
                                             ----------------------------
                                                 George L. Graziadio, Jr.
                                                 Chairman